ISSUER FREE WRITING PROSPECTUS

(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED JANUARY 10, 2007)

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-139811

COMMON STOCK

InnerWorkings, Inc. is providing you with the following information in connection with the offering of shares of common stock by the Company and certain selling stockholders.

A column on InnerWorkings (Nasdaq: INWK) was published in Barron’s magazine dated January 15, 2007 (“The Inner Workings of InnerWorkings”). InnerWorkings believes the column contains numerous factual errors and mischaracterizes our technology and business. The following addresses certain of the material errors and mischaracterizations contained in the column:

Our Technology. The column suggests our technology may not be proprietary and may not function as claimed. Since our inception in 2001, we have invested significant dollars and man hours in the development of our customized software and database. We believe these proprietary assets provide us with a competitive advantage in the marketplace. In addition, the functionality and value of our business solution is validated every day in the jobs we execute for our clients.

Our Business Solution. A variety of factors clearly distinguish us from the role of a traditional print broker:

•	Utilizing our proprietary technology and database, which consists of a front-end Java application and a back-end SQL server database, we are able to create a competitive bid process to procure printed products for our clients.

•	We use our technology and the competitive bid process to:

•	greatly increase the number of suppliers that our clients can efficiently access;

•	aggregate our purchasing power; and

•	obtain favorable pricing.

•	The breadth of our product offerings and services and the depth of our supplier network enable us to fulfill up to 100% of the print procurement needs of our clients.

•	By leveraging our technology platform, our clients are able to reduce overhead costs and redeploy internal resources.

•	Our ability to track individual transactions and provide customized reports detailing print procurement activity on an enterprise-wide basis provides our clients with greater visibility and control of their print expenditures.

Our Supplier Network. The column implies that the number of vendors in our supplier network was inflated in our IPO offering documents. We categorically deny this assertion. Since the completion of our IPO in August 2006, the number of vendors in our supplier network has continued to increase. Our supplier network currently includes over 4,500 vendors.

Impact of Acquisitions. The column incorrectly states that acquisitions have driven much of the Company’s growth. For the nine months ended September 30, 2006, our revenues increased by approximately 82% over the prior year period. A substantial majority of this revenue growth was unrelated to acquisitions. In 2005, we experienced revenue growth of approximately 97% without the benefit of any acquisitions. As the Company has previously disclosed, acquisitions will continue to be a component of our growth strategy.

Related Party Transaction. The column erroneously alleges that a related party transaction accounted for a significant portion of the Company’s profits in the months preceding the IPO. In March 2006, the Company entered into a strategic agreement with SNP Corporation Ltd., a Singapore corporation. Our non-executive Chairman also serves as the non-executive Chairman of SNP. For the nine months ended September 30, 2006, this transaction accounted for less than 7% of the Company’s income from operations.

Role of Eric P. Lefkofsky. The article mischaracterizes the role that Eric P. Lefkofsky plays with respect to the Company. Mr. Lefkofsky is not an officer or a director of InnerWorkings, and he does not have any decision-making authority or responsibility for any management function. Mr. Lefkofsky and Richard A. Heise, Jr. were instrumental in the formation of the business, and the senior management team and the Board of Directors regularly consult with them.

Forward-Looking Statements

This release contains statements relating to future results. These statements are forward-looking statements under the federal securities laws. We can give no assurance that any future results discussed in these statements will be achieved. Any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. These statements are subject to a variety of risks and uncertainties that could cause our actual results to differ materially from the statements contained in this release. For a discussion of important factors that could affect our actual results, please refer to our preliminary prospectus, including the “Risk Factors” and “Forward-Looking Statements” sections, contained in the Form S-1 Registration Statement relating to the offering referred to herein.

To review a filed copy of our current registration statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1350381/000119312507004099/ds1a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-584-6837 (Retail Investors) or 1-866-718-1649 (Institutional Investors).

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